October 31, 2008

Via Edgar

James O’Connor, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TD Asset Management USA Funds Inc. Post-Effective Amendment No. 30 to the Registration Statement Filed on August 28, 2008 (Securities Act File No. 33-96132)

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment that you provided in a telephone conversation with the undersigned on October 8, 2008.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:   Consider including disclosure that a shareholder may realize a taxable gain or loss upon an exchange of its shares for shares of another money market fund within the fund complex, depending on its basis in the shares.

Response:   The Registrant does not wish to add disclosure with regard to reporting gain or loss on transfers between funds because there is no expectation of gain or loss upon redemption of shares of the TDAM Institutional Treasury Obligations Money Market Fund (the “Fund”), due to the goal of the Fund, as a money market fund, of maintaining a stable net asset value of $1 per share. In a similar vein, the IRS regulations on the reporting of broker proceeds, which generally require broker reporting upon the redemption of mutual fund shares (including transfers between funds), explicitly exempt from such reporting the sale of an interest in a regulated investment company that can hold itself out as a money market fund (under Rule 2a-7 under the Investment Company Act of 1940) “that computes its current price per share for purposes of distributions, redemptions, and purchases so as to stabilize the price per share at a constant amount that approximates its issue price or the price at which it was originally sold to the public.” See Treasury Regulations Sec. 1.6045-1(c)(3)(vi).

James O’Connor, Esq.
October 31, 2008

Comment No. 2:   Please include the “Tandy” representations in the comment response letter.

Response:   On behalf of and at the request of the Registrant, the Registrant’s Tandy representations are set forth below.

The Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; that staff comments or changes in disclosure in the Post-Effective Amendment in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck